Exhibit 99.1

NEW GOLD INC.

NOTICE OF MEETING OF NOTEHOLDERS

NOTICE IS HEREBY GIVEN that a meeting (the “Meeting”) of holders of 10% subordinated notes

(“Subordinated Notes”) of New Gold Inc. (the “Company”), created and issued pursuant to a note indenture between the Company and Computershare Trust Company of Canada (the “Note Trustee”) dated as of June 28, 2007 (the “Indenture”), will be held at 2:00 p.m. (Toronto time) on Friday, May 9, 2008 in the Fraser & Beatty Room at the offices of Fraser Milner Casgrain LLP, 39th Floor, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, for the following purposes:

(a)
to consider and, if deemed advisable, to pass, with or without variation, an extraordinary resolution of holders of Subordinated Notes to approve amendments to and restate the Indenture (the “Amended and Restated Indenture”) to, among other things:

(i)
replace the covenant requiring the Company to obtain all permits for the New Afton Project by June 28, 2008 with a requirement for the Company to diligently work towards obtaining and, once obtained, maintaining in good standing, all permits required for the operation of its properties;

(ii)	revise the covenants which restrict the incurring of indebtedness and granting of security;

(iii)	add a covenant to restrict the Company to carrying on the business of mining and businesses related thereto;

(iv)	add a covenant to restrict sales of New Afton Project Assets;

(v)
add provisions to create a security interest over the New Afton Project Assets in favour of the Note Trustee as security for payment of all Note Indebtedness (as defined in the Amended and Restated Indenture), subject to Permitted Encumbrances (as defined in the Amended and Restated Indenture);

(v)	restrict payments made to subsidiaries of the Company to an amount not exceeding 50% of New Afton Cash Flow (as defined in the Amended and Restated Indenture);

(vii)	require the Company to offer to redeem Subordinated Notes annually in the amount of the New Afton Excess Cash Flow (as defined in the Amended and Restated Indenture) in excess of $10 million;

(viii)	rename the Subordinated Notes the “Senior Secured Notes”;

(ix)
provide for the issue pro rata to the holders of Subordinated Notes of 4,150,000 warrants to purchase common shares of the Company prior to June 28, 2017 for an exercise price of $15.00 per common share, subject to regulatory approvals;

(x)	make certain housekeeping amendments to the Indenture;

2.

(xi)
provide that the Amended and Restated Indenture constitutes the entire agreement between the Company, the Note Trustee and the Noteholders and supersedes any and all other agreements written or oral; and

(b)	to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

This Notice will be followed by a Circular setting out the terms of the extraordinary resolution, including a copy of the Amended and Restated Indenture and providing a form of proxy.

The amendments to the Subordinated Notes are being proposed by the Company to: (i) allow the flexibility for the Company to pursue a transaction (the “Transaction”) with Peak Gold Ltd. (“Peak”) and Metallica Resources Inc. (“Metallica”); and (ii) provide for the protection of the interests of holders of Subordinated Notes in the event that the Company is able to implement the Transaction. The terms of the letter of intent between the Company, Peak and Metallica describes the proposed share exchange offer to be made by subsidiaries of the Company to acquire each of Peak and Metallica, and describes the obligations of the Company to use its best efforts to obtain waivers of compliance with, or amendments to, the terms of the Subordinated Notes to permit implementation of the Transaction.

If the proposed amendments are not approved by the Noteholders, the Company has been advised that the other parties to the Transaction will not proceed and the Transaction will be cancelled.

Holders of Subordinated Notes who are unable to attend the Meeting are requested to complete, date, sign and return the form of proxy so that as large a representation as possible may be had at the Meeting.

The directors of the Company have by resolution fixed the close of business on April 17, 2008 as the record date, being the date for the determination of the registered holders of Subordinated Notes entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof, except to the extent that (a) a holder of Subordinated Notes has transferred his or her Subordinated Notes after the record date and (b) the transferee of those Subordinated Notes produces properly endorsed Subordinated Note certificates or otherwise establishes that he or she owns such Subordinated Notes and demands not later than five days prior to the Meeting that his or her name be included in the list of registered holders of Subordinated Notes before the Meeting, in which case the transferee is entitled to vote his or her Subordinated Notes at the Meeting.

The directors of the Company have by resolution fixed 2:00 p.m. (Toronto time) on May 7, 2008 or 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting as the time by which proxies to be used or acted upon at the Meeting or any adjournment(s) thereof shall be deposited with the Note Trustee, Computershare Trust Company of Canada.

DATED at Toronto, Ontario this 17th day of April, 2008.

BY ORDER OF THE DIRECTORS
(signed) “Clifford J. Davis”
President and Chief Executive Officer